August 17, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention: Mr. Karl Hiller

100 F Street, NE

Mail Stop 7010

Washington, DC 20549

Dear Mr. Hiller:

We have received your letter of August 14, 2007 and respectfully request additional time, until September 7, 2007, within which to respond. We believe that this additional time will be required to gather the necessary data and prepare responses to your comments.

We appreciate your consideration of this request.

Yours very truly,

/s/ Kevin G. Fitzgerald

Kevin G. Fitzgerald

Sr. Vice President & Chief Financial Officer

JWE/rs